UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli (646) 452-2333 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2005 down 6.2% Year over Year

Mexico City, August 8, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of July 2005 decreased by 6.2% percent when compared to July 2004, reflecting the impact of Hurricane Emily.

For the first 15 days of the month, up until Hurricane Emily, total passenger traffic rose 5.0% year over year, with increases of 6.3% at Cancun.

All figures in this announcement reflect comparisons between the 31-day period starting July 1 through July 31, 2005 and 2004. Transit and general aviation passengers are excluded.

Airport	July 2004	July 2005	% Change
Cancun	1,018,700	959,005	(5.9)
Cozumel	73,457	49,327	(32.8)
Huatulco	32,596	31,158	(4.4)
Merida	93,605	93,472	(0.1)
Minatitlan	10,173	12,971	27.5
Oaxaca	49,965	50,787	1.6
Tapachula	17,639	15,060	(14.6)
Veracruz	54,302	50,362	(7.3)
Villahermosa	63,042	63,391	0.6
ASUR Total	1,413,479	1,325,533	(6.2)

It is important to mention that hurricane Emily had a negative impact on Cancun, Cozumel and Merida passenger traffic figures, as these three airports were temporarily closed as a safety precaution in anticipation of the hurricane. Cancun airport closed at 5:15 pm local time on Sunday, July 17, until 9:00 am July 18. Cozumel airport closed at 3:00 pm local time on Sunday, July 17, until 11:30 am July 18. Merida airport closed at 2:00 am local time July 18 and re-opened that same day at 12:00 noon.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: August 8, 2005